UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Etsy, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29786A106

(CUSIP Number)

Michael Dimitruk

Dragoneer Investment Group, LLC

1 Letterman Drive, Building D, Suite M500

San Francisco, CA 94129

(415) 539-3099

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Thomas Holden

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 315-6379

August 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29786A106

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,285,700 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,285,700 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,285,700 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.6%[1]
14.	Type of Reporting Person (See Instructions) IN

[1]	Percentage calculations are based upon 118,257,427 issued and outstanding shares of the Issuer’s common stock as of July 14, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2017.

CUSIP No. 29786A106

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,285,700 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,285,700 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,285,700 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.6%[2]
14.	Type of Reporting Person (See Instructions) IA

[2]	Percentage calculations are based upon 118,257,427 issued and outstanding shares of the Issuer’s common stock as of July 14, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2017.

CUSIP No. 29786A106

1.	Names of Reporting Persons Dragoneer Global Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,285,700 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,285,700 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,285,700 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.6%[3]
14.	Type of Reporting Person (See Instructions) PN

[3]	Percentage calculations are based upon 118,257,427 issued and outstanding shares of the Issuer’s common stock as of July 14, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2017.

AMENDMENT NO. 2 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons with respect to the Common Stock of the Issuer on May 15, 2017, as amended and supplemented by Amendment No. 1 filed on May 19, 2017 (collectively, the “Statement”). Terms defined in the Statement are used herein as so defined. Except as specifically provided herein, this amendment (“Amendment No. 2”) does not modify any of the information previously reported on the Statement. This Amendment No. 2 is being filed to reflect that, as of August 14, 2017, the Reporting Persons and the TPG Funds ceased to be a “group” (within the meaning of Rule 13d-5 under the Act) with respect to the securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) Upon terminating the group, Dragoneer Global Fund II held 4,285,700 shares of Common Stock representing 3.6% of the shares of the Issuer’s outstanding Common Stock, based upon 118,257,427 issued and outstanding shares of the Issuer’s Common Stock as of July 14, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2017.

(e) As of August 14, 2017, the Reporting Persons collectively ceased to be a member of a group beneficially owning (within the meaning of Rule 13d-3 under the Act) more than five percent of the Issuer’s outstanding Common Stock, as further described in Item 6 below (which is incorporated by reference into this Item 5).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Statement is hereby amended as follows:

As of August 14, 2017, the Reporting Persons and the TPG Funds ceased to be a “group” (within the meaning of Rule 13d-5 under the Act) with respect to the securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2017

Marc Stad

By:	/s/ Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	/s/ Pat Robertson

Name:	Pat Robertson
Chief Operating Officer

DRAGONEER GLOBAL FUND II, L.P.

By:	Dragoneer Global GP II, LLC
Its:	General Partner

By:	/s/ Pat Robertson

Name:	Pat Robertson
Chief Operating Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.